UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cerberus Telecom Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2040C104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2040C104

1.	Names of Reporting Persons Cerberus Telecom Acquisition Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,297,563
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,297,563
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.9%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G2040C104

1.	Names of Reporting Persons Stephen A. Feinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,297,563
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,297,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G2040C104

1.	Names of Reporting Persons Frank Bruno
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,297,563
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,297,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,563
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer Cerberus Telecom Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices 875 Third Avenue New York, New York 10022

Item 2(a).

Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Cerberus Telecom Acquisition Holdings, LLC;

(ii)  Stephen A. Feinberg; and

(iii)  Frank Bruno.

Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each of the Reporting Persons is: 875 Third Avenue New York, New York 10022

Item 2(c).

Citizenship

Cerberus Telecom Acquisition Holdings, LLC is a limited liability company formed in the State of Delaware.

The citizenship of Stephen A. Feinberg is the United States.

The citizenship of Frank Bruno is the United States.

Item 2(d).	Title of Class of Securities Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number G2040C104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

	☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

	☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	☐	(d) Investment company registered under Section 8 of the Investment Company Act.

	☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

	☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

	☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

	☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

	☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

	☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons directly hold 818,338 Class A Ordinary Shares and 6,479,225 Class B Ordinary Shares of the Issuer, representing 21.9% of the of the Issuer’s Ordinary Shares issued and outstanding, based on 26,735,238 Class A Ordinary Shares and 6,479,225 Class B Ordinary Shares outstanding as of December 7, 2020 as reported by the Issuer in its quarterly report on Form 10-Q filed with U.S. Securities and Exchange Commission on December 7, 2020 and the Reporting Persons in a Form 4 dated December 7, 2020. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 249291).

Stephen A. Feinberg and Frank Bruno control Cerberus Telecom Acquisition Holdings, LLC, and as such has voting and investment discretion with respect to the securities held by Cerberus Telecom Acquisition Holdings, LLC and may be deemed to have beneficial ownership of the securities held directly by Cerberus Telecom Acquisition Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	Cerberus Telecom Acquisition Holdings, LLC

	By:	/s/ William Kloos
		Name:	William Kloos
		Title:	Secretary

/s/ Stephen A. Feinberg
Stephen A. Feinberg

/s/ Frank W. Bruno
Frank W. Bruno

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)